Mail Stop 3561

July 13, 2007

Stephen R. Crowder, Chief Executive Officer
Decorize, Inc.
1938 East Phelps
Springfield, Missouri  65802

> **Re:    Decorize, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 15, 2007**
> **File No. 333-140794**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 1-31260**
>
> **Forms 10-QSB for the Fiscal Quarters ended September 30, 2006,**
> **December 31, 2006, and March 31, 2007**
> **Filed November 14, 2006, February 14, 2007, and May 16, 2007,**
> **respectively**
> **File No. 1-31260**

Dear Mr. Crowder:

       We have limited our review of your filings to those issues we have addressed in
our comments.  Where indicated, we think you should revise your documents in response
to these comments.  If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary
in your explanation.  In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure.  After reviewing this
information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form SB-2

General

1.  We note your responses to comments 1 to 8 and comment 10 in our letter dated
    March 19, 2007.  Please include these responses in an appropriate location in

your document.  If you believe this information is in your document already, please tell us where in the document this information is located.

2.  We note your response to comment 2 in our letter dated March 19, 2007.  You state that you expect to pay the note to Nest USA, Inc. in full on or about June 21, 2007.  Please disclose whether you have done so.  If not, please revise your disclosure and discuss the reasons that you did not pay the note in full by that date.  Also, you state that SRC Holdings Corporation has another director serving on your board in addition to Steve Crowder.  Please name the director and disclose whether you have made any payments to this director.

    Further, please disclose in an appropriate location in your document the net proceeds to you from the sale of the convertible notes and the total possible payments to all selling shareholders, and any of their affiliates, in the first year following the sale of convertible notes.

3.  We note your response to comment 3 in our letter dated March 19, 2007.  It appears that footnotes 3 and 4 to your table have been misapplied.  Please revise or advise.  Also, please explain the reasons that you have not provided any information in your table regarding the $500,000 note you gave SRC Holdings Corporation on April 29, 2004.

4.  We note your response to comment 7 in our letter dated March 19, 2007.  Please disclose the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in any prior registration statements.

5.  We note your response to comment 10 in our letter dated March 19, 2007.  At the end of your Selling Stockholders section on pages 11 and 12, you list the private placement transactions by which the selling stockholders acquired their shares.  Please add to this disclosure the names of the selling stockholders to whom you made each of the private placements.

6.  We reissue comment 11 in our letter dated March 19, 2007.

Selling Stockholders, page 8

7.  We note your response to comment 12 in our letter dated March 19, 2007.  Please include that response in an appropriate location in your document.  If you believe this information is in your document already, please tell us where in the document this information is located.  Also, please disclose whether you negotiated these transactions at arms-length.  If not, please disclose whether the terms of the transactions were similar to those you would have received in arms-length transactions.  Further, please disclose whether Boyd Aluminum

Manufacturing Corporation was already a stockholder of yours at the time of the private purchase you discuss.  It appears that you sold only 446,428 of the shares of common stock to the company at that time, but you are registering for resale 744,048 shares on behalf of Boyd Aluminum in this offering.

Finally, please tell us why you have not included Robert M. Allison in your Security Ownership of Certain Beneficial Owners and Management table on page 19, as Mr. Allison appears to own over 5% of your common stock.

Management's Discussion and Analysis of Financial Condition and Results of…, page 29

8.  We note from your Forms 8-K filed April 18, 2007 and May 23, 2007 you were delisted from the American Stock Exchange in late April 2007 and subsequently listed on the Over the Counter Bulletin Board on May 23, 2007.  Please disclose the impact these actions have on liquidity and capital resources, if any, and if any obligations and related covenants were affected as appropriate.  See SEC Release 33-8350.

Index to Financial Statements, page F-1

9.  Please remember to update the audited financial statements as appropriate.  You are required to include unaudited interim financial statements as of June 30, 2007 on or after August 14, 2007.  See Rule 3-12(a) of Regulation S-X.  Also, we remind you to provide an updated consent from the independent registered public accounting firm as well.  The consent date is nearly 30 days old.

Consolidated Statements of Operations, page F-7

10. We note your response to comment 16 in our letter dated March 19, 2007.  Please advise us or revise the loss available to common shareholders.  We assume that you should reduce net loss by the 8% cumulative dividend and the $100,000 of deemed dividend due to the beneficial conversion feature granted in 2005.  Also, please revise the related disclosure on page F-20 and elsewhere in your filing.

Exhibit 23.1

11. Please advise us or revise your independent accountant's consent to include the review report for interim periods.  See Section 605.02 of the Codification of Financial Reporting Releases.

Form 10-KSB for Fiscal Year Ended June 30, 2006 & Form 10-QSB for Fiscal Quarter
Ended September 30, 2006

12. We note your response to comment 22 in our letter dated March 19, 2007.
However, we reissue that comment because you have not revised the applicable
periodic reports.

Form 10-QSB for Fiscal Quarter Ended December 31, 2006

13. We note your responses to comments 24 and 25 in our letter dated March 19,
2007. However, we reissue these comments because you have not revised the
applicable periodic report.

Form 10-QSB for Fiscal Quarter Ended March 31, 2007

General

14. We note that you filed this quarterly report on Form 10-QSB on May 16, 2007.
Therefore, it does not appear that you filed this document in a timely manner.
You must file a quarterly report on Form 10-QSB within forty-five calendar
days after the end of the fiscal quarter. See General Instruction A.1 to Form 10-
QSB. However, it appears that you filed your Form 10-QSB on the forty-sixth
day after the end of your fiscal quarter. If true, please tell us why you did not
file this document timely. Also, please tell us what consideration your principal
executive and principal financial officers have given to your apparent failure to
file timely this quarterly report on Form 10-QSB in making their effectiveness
conclusion as to disclosure controls and procedures as required by Item 307 of
Regulation S-B.

In this regard, please note you are not permitted to use any registration
statement form under the Securities Act of 1933 that is predicated on timely
filed reports because you filed untimely your quarterly report on Form 10-QSB.
Also, please be aware that failure to timely file all reports required by Section
15(d) of the Exchange Act during any previous twelve-month period will negate
any eligibility to utilize Form S-3, such as in connection with a secondary
offering contemplated by I.B.3 of the General Instructions.

Item 3. Controls and Procedures, page 18

15. We note your disclosure that management has begun taking steps to address the
deficiencies and weaknesses noted by your auditor, BKD, LLP, but you have
not resolved all the matters raised by BKD. In this regard, you state that
segregation of duties is extremely difficult in a small company with limited
financial resources, such as yours, and consequently "some risk" must be

accepted.  Please describe in detail and with specificity these risks.  Also, you state that you have put into place certain "compensating controls" to minimize the risks to which you refer.  Please describe in detail and with specificity these compensating controls and how they will minimize the applicable risks to you.  Further, please disclose and describe with specificity the "written policies regarding the valuation of reserves and documented controls within the invoicing process" that your management has developed in the last period.  Additionally, please discuss and describe with specificity the preparations you have made to implement controls over the accounting close process and describe the controls themselves.  Finally, please discuss why and how adding personnel to your foreign business units led to the "significant improvement" in controls within those entities in the first and second quarters of your current fiscal year.

$$* \quad * \quad * \quad * \quad * \quad *$$

As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott J. Stringer, Staff Accountant, at (202) 551-3272 or Brian McAllister, Staff Accountant, at (202) 551-3341, if you have questions regarding comments on the financial statements and related matters.  Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Lance M. Hardenburg, Esq.
        Hallett & Perrin, P.C.
        Via Facsimile